APPENDIX A

TO

THE CUSTODIAN and TRANSFER AGENT AGREEMENT

BETWEEN

ARROW INVESTMENTS TRUST

and

BROWN BROTHERS HARRIMAN & CO.

Dated as of October 1, 2022

The following is a list of Funds/Portfolios for which Brown Brothers Harriman & Co. (“BBH”) shall serve as custodian pursuant to and in accordance with the Custodian and Transfer Agent Agreement dated October 1, 2014:

Arrow DWA Tactical: Macro ETF

Arrow DWA Tactical: International ETF

Arrow Reverse Cap 500 ETF

Arrow Reserve Capital Management ETF

Arrow Adaptive Multi-Strategy ETF

Arrow Tactical Bitcoin Strategy ETF

Arrow Dynamic Digital Alpha ETF

IN WITNESS WHEREOF, the party hereto has caused this to be executed in its name and on behalf of each such Fund/Portfolio.

ARROW INVESTMENTS TRUST

BY: /s/ Timothy Burdick

NAME: Timothy Burdick

TITLE: Secretary

DATE: October 1, 2022